UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-38353

PagSeguro Digital Ltd.

(Name of Registrant)

Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A

São Paulo, SP, 01451-001, Brazil

+55 11 3038 8127

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

PagSeguro Reports Third Quarter Results

3Q19 Net Income of R$342.6 million, up 48.0% compared to 3Q18.

3Q19 Non-GAAP Net Income of R$390.2 million.

São Paulo, November 19, 2019 – PagSeguro Digital Ltd. (“PagSeguro” or “we”) announced today its third quarter results for the period ended September 30, 2019. Our consolidated financial statements are presented in Reais (R$) and prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Third Quarter 2019 Financial & Operational Highlights:

•	R$342.6 million in Net Income, up 48.0% compared with 3Q18;

•	R$390.2 million in non-GAAP Net Income, up 34.4% compared with 3Q18;

•	1.9 million active PagBank users[3];

•	Active merchants of 5.0 million, growth of 1.2 million active merchants in the last twelve months;

•	R$29.4 billion in total payment volume (“TPV”), up 45.0% compared with 3Q18;

•	Net Revenue from Transaction Activities and Other Services and Financial Income of R$1,417.2 million up 43.7% compared to 3Q18;

•	Net Margin of 23.4%, up 3.0% compared with 3Q18;

•	Non-GAAP Net Margin of 26.7%, up 0.8% compared with 3Q18.

	At and for the Three Months Ended September 30,
Main Operational and Financial Indicators (R$ millions, except otherwise indicated)	2019	2018	Var.%
TPV	29,383.7	20,262.9	45.0%
Active Merchants (last 12 months)—(millions)	5.0	3.8	31.6%

Total Net Revenue[1]	1,463.0	1,137.3	28.6%
Net Income	342.6	231.6	48.0%

Net Margin (%)	23.4%	20.4%	3.0 pp

Basic earnings per common share (EPS)[2]—(R$)	1.0685	0.7385
Diluted earnings per common share (EPS)—(R$)	1.0352	0.7370

Non-GAAP Main Financial Indicators (R$ millions, except otherwise indicated)	2019	2018	Var.%
Non-GAAP Total Net Revenue[1]	1,463.0	1,123.0	30.3%
Non-GAAP Net Income	390.2	290.4	34.4%

Non-GAAP Net Margin (%)	26.7%	25.9%	0.8 pp

Non-GAAP Basic earnings per common share (EPS)[2]—(R$)	1.2171	0.9265
Non-GAAP Diluted earnings per common share (EPS)—(R$)	1.1791	0.9434

For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, see the last page of this earnings release.

1	Total revenue and income.
2	Weighted average number of common shares of 313.2 million at September 30, 2018 and 320.3 million at September 30, 2019.
3	Active PagBank users are active merchants using one additional digital account feature / service beyond acquiring and PagBank consumers with at least one transaction in the last twelve months.

3Q19 Earnings Release

Financial Discussion:

I—Statement of Income

Non-GAAP disclosure

This press release includes certain non-GAAP measures. We present non-GAAP measures when we believe that the additional information is useful and meaningful to investors. These non-GAAP measures are provided to enhance investors’ overall understanding of our current financial performance and its prospects for the future. Specifically, we believe the non-GAAP measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, that may not be indicative of our core operating results and business outlook.

These measures may be different from non-GAAP financial measures used by other companies. The presentation of this non-GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered separately from, or as a substitute for, our financial information prepared and presented in accordance with IFRS as issued by the IASB. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS. These measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.

Our non-GAAP results consist of our GAAP results as adjusted to exclude the following items:

Stock-based compensation expenses and related employer payroll taxes: This consists of expenses for equity awards under our long-term incentive plan (LTIP). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business.

Foreign exchange gain on follow-on proceeds: This consists of financial income related to the impact of exchange rate variation on the conversion from U.S. dollars into Brazilian reais of the proceeds from our sale of new shares in our June 2018 follow-on offering. We exclude this foreign exchange variation from our non-GAAP measures primarily because it is an unusual gain.

Tax related to remittance of follow-on proceeds (IOF tax): This relates to the impact of Brazilian IOF tax (currency remittance tax) payable when we remitted the proceeds from our sale of new shares in our June 2018 follow-on offering from the Cayman Islands to Brazil. We exclude this IOF tax on the remittance of follow-on share proceeds from our non-GAAP measures primarily because it is an unusual expense.

Income tax and social contribution on non-GAAP adjustments: This represents the income tax effect related to the non-GAAP adjustments mentioned above, except the Foreign exchange gain on follow-on proceeds.

For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures, see “Reconciliation of Revenue and Income to Non-GAAP Revenue and Income,” “Reconciliation of Expenses to Non-GAAP Expenses,” “Reconciliation of Income Tax and Social Contribution to Non-GAAP Income Tax and Social Contribution,” “Reconciliation of Net Income to Non-GAAP Net Income,” “Reconciliation of Basic and diluted EPS to Non-GAAP Basic and diluted EPS,” and “Reconciliation of GAAP Measures to Non-GAAP Measures.”

3Q19 Earnings Release

Total revenue and income

Our Total revenue and income amounted to R$1,463.0 million in the three months ended September 30, 2019, an increase of 28.6% from R$1,137.3 million in the three months ended September 30, 2018, or an increase of 30.3% after non-GAAP adjustments in the three months ended September 30, 2018.

Reconciliation of Total Revenue and Income to non-GAAP Total Revenue and Income (R$ millions):	At and for the three months ended September 30, 2019	At and for the three months ended September 30, 2018	Var.%
Total Revenue and Income	1,463.0	1,137.3	28.6%

(-) Foreign exchange gain on follow-on proceeds [1]	—	(14.3)	100.0%

Non-GAAP Total Revenue and Income	1,463.0	1,123.0	30.3%

[1]

Foreign exchange gain on follow-on proceeds: financial income of R$14.3 million related to the impact of exchange rate variation on the conversion from U.S. dollars into Brazilian reais of the proceedsfrom our sale of new shares in our June 2018 follow-on offering. We exclude this foreign exchangevariation from our non-GAAP measures primarily because it is an unusual income.

Net revenue from transaction activities and other services

Our Gross revenue from transaction activities and other services in the three months ended September 30, 2019 amounted to R$1,008.3 million, an increase of R$312.5 million, or 44.9%, from R$695.8 million in the three months ended September 30, 2018. This increase was principally due to a continued increase in our active merchant base, average spending per merchant and TPV. In addition, beginning on September 1, 2019 we introduced a membership fee of our POS devices and recognized R$18.7 million in membership fees. For more information, see “Net revenue from sales” below.

Our Gross revenue from transaction activities and other services during the three months ended September 30, 2019 increased by a percentage similar to that for our TPV, which increased to R$29.4 billion from R$20.3 billion in the three months ended September 30, 2018.

Our Deductions from gross revenue from transaction activities and other services, which consist principally of taxes, amounted to R$129.0 million in the three months ended September 30, 2019, or 12.8% of our Gross revenue from transaction activities and other services for the quarter. In the three months ended September 30, 2018, Deductions from gross revenue from transaction activities and other services totaled R$96.9 million, or 13.9% of our Gross revenue from transaction activities and other services for the quarter. The R$32.1 million, or 33.2%, increase in these Deductions is directly related to the increase in the gross revenue.

As a result, our Net revenue from transaction activities and other services in the three months ended September 30, 2019 amounted to R$879.4 million, an increase of R$280.5 million, or 46.8%, from R$598.9 million in the three months ended September 30, 2018.

Net revenue from sales

Our Gross revenue from sales in the three months ended September 30, 2019 amounted to R$57.9 million, a decrease of R$67.3 million, or 53.8%, from R$125.2 million in the three months ended September 30, 2018. This decrease was due to the membership fee of our POS devices that we introduced on September 1, 2019. In order to simplify inventory control and the acquisition of POS devices by our clients, beginning on September 1st, 2019 we changed the way we provide POS devices to our clients. Instead of selling our POS devices, we now require a one-time and non-refundable membership fee. This arrangement is currently for an indeterminate period and does not change the way our clients access our POS devices.

3Q19 Earnings Release

Our Deductions from gross revenue from sales in the three months ended September 30, 2019 amounted to R$42.9 million, or 74.2% of our Gross revenues from sales for the period. In the three months ended September 30, 2018, these Deductions totaled R$30.5 million, or 24.4% of Gross revenues from sales for the period. The increase in deductions is due to non-recurring ICMS and PIS/COFINS taxes in the amount of R$26.7 million on the transfer of inventory from Net+Phone (a PagSeguro subsidiary 100% owned by PagSeguro which buys and sells POS devices) to PagSeguro. We expect a similar impact in 4Q19 and 1Q20 until all inventory at Net+Phone is transferred to PagSeguro (which we expect will occur in 1Q20).

As a result, our Net revenue from sales in the three months ended September 30, 2019 amounted to R$14.9 million, a decrease of R$79.7 million, or 84.2%, from R$94.6 million in the three months ended September 30, 2018.

Financial income

Our Financial income, which represents the discount fees we withhold from credit card transactions in installments for the early payment of accounts receivable, amounted to R$537.8 million in the three months ended September 30, 2019, an increase of R$150.5 million, or 38.9% from R$387.3 million in the three months ended September 30, 2018. The growth in this activity compared to the three months ended September 30, 2018 was driven by growth in our TPV for credit card transactions in installments.

Other financial income

Our Other financial income amounted to R$30.8 million in the three months ended September 30, 2019, a decrease of R$25.7 million from R$56.5 million in the three months ended September 30, 2018. This decrease was due to the unusual impact of exchange rates in the conversion from U.S. dollars into Brazilian reais of the proceeds from our sale of new shares in our June 2018 follow-on offering, which impact amounted to R$14.3 million in the three months ended September 30, 2018.

Expenses

Our total expenses amounted to R$994.8 million in the three months ended September 30, 2019, an increase of R$178.0 million, or 21.8%, from R$816.8 million in the three months ended September 30, 2018.

As a percentage of our Total revenue and income, our total expenses in the three months ended September 30, 2019 decreased by 3.8 percentage points, to 68.0% in the three months ended September 30, 2019 from 71.8% in the three months ended September 30, 2018. This increase is due to vesting of awards under our LTIP in August 2019.

3Q19 Earnings Release

Our non-GAAP total expenses amounted to R$922.6 million in the three months ended September 30, 2019, an increase of R$225.5 million, or 32.4%, from R$697.1 million in the three months ended September 30, 2018.

Reconciliation of Expenses to non-GAAP Expenses (R$ millions):	At and for the three months ended September 30, 2019	At and for the three months ended September 30, 2018	Var.%
Expenses	(994.8)	(816.8)	21.8%

(-) Share-based long-term incentive plan (LTIP) [1]	72.2	115.5	37.5%
(-) Tax related to remittance of follow-on proceeds (IOF tax) [2]	—	4.1	100.0%

Total non-GAAP expenses adjustments	72.2	119.6	39.6%

Non-GAAP Expenses	(922.6)	(697.2)	32.3%

[1]

Share-based long-term incentive plan (LTIP): Stock-based compensation expenses and related employer payroll taxes. This consists of expenses for equity awards under our long-term incentive plan (LTIP). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. In the three months ended September 30, 2019 and 2018, the amounts of R$72.2 million and R$115.5 million, respectively, were mainly related to new shares issued to preexisting LTIP beneficiaries and to new employees participating in our LTIP, as well as the recurrent quarterly provision.

[2]

Tax related to remittance of follow-on proceeds (IOF tax): R$4.1 million related to the impact of Brazilian IOF tax (currency remittance tax) payable when we remitted the proceeds from our sale of new shares in our June 2018 follow-on offering from the Cayman Islands to Brazil. We exclude this IOF tax on the remittance of follow-on proceeds from our non-GAAP measures primarily because it is an unusual expense.

Cost of sales and services

Our Cost of sales and services amounted to R$684.3 million in the three months ended September 30, 2019, an increase of R$133.7 million, or 24.3%, from R$550.6 million in the three months ended September 30, 2018. As a percentage of the total of our Net revenue from transaction activities and other services and our Net revenue from sales and our Cost of sales and services posted a decrease of 2.9 percentage points, to 76.5% in the three months ended September 30, 2019 from 79.4% in the three months ended September 30, 2018.

Within our Cost of sales and services line item, our Cost of services, expressed as a percentage of our Net revenue from transaction activities and other services, decreased to 63.7% in the three months ended September 30, 2019 from 65.3% in the three months ended September 30, 2018, due to the mix of debit and credit card payments processed containing a higher percentage of debit card payments and lower debit interchange fee expenses than credit interchange fee expenses.

As explained in “Net revenue from sales” above, beginning on September 1, 2019 we changed the way we provide POS devices to our clients. As a result, we recognized in net revenues related to membership fees in the amount of R$16.9 million in the three months ended September 30, 2019. Our Cost of sales, expressed as a percentage of our Net revenue from sales, increased to 830.5% in the three months ended September 30, 2019 from 168.7% in the three months ended September 30, 2018 due to non-recurring ICMS and PIS / COFINS taxes on the transfer of inventory from Net+Phone to PagSeguro.

In the three months ended September 30, 2019, our non-GAAP Cost of sales and services amounted to R$664.8 million (reflecting the exclusion of the LTIP adjustment of R$19.5 million in the three months ended September 30, 2019), an increase of R$123.9 million, or 22.9%, from R$540.9 million in the three months ended September 30, 2018 (reflecting the exclusion of the LTIP adjustment of R$9.7 million in the three months ended September 30, 2018). For a reconciliation of our non-GAAP Cost of sales and services to our Cost of sales and services, see the last page of this earnings release.

3Q19 Earnings Release

Selling expenses

Our Selling expenses amounted to R$164.6 million in the three months ended September 30, 2019, an increase of R$74.3 million, or 82.2%, from R$90.3 million in the three months ended September 30, 2018. As a percentage of our Total revenue and income, our Selling expenses increased by 3.3 percentage points, to 11.2% in the three months ended September 30, 2019 from 7.9% in the three months ended September 30, 2018, as we continue to leverage our selling expenses. This increase mainly related to marketing expenses.

Administrative expenses

Our Administrative expenses amounted to R$134.6 million in the three months ended September 30, 2019, a decrease of R$29.9 million, or 18.2%, from R$164.5 million in the three months ended September 30, 2018. As a percentage of our Total revenue and income, our Administrative expenses decreased by 5.2 percentage points, to 9.3% in the three months ended September 30, 2019 from 14.5% in the three months ended September 30, 2018.

For the three months ended September 30, 2019 our non-GAAP Administrative expenses amounted to R$81.9 million, an increase of R$23.2 million, or 39.5%, from R$58.7 in the three months ended September 30, 2018, which figures exclude the LTIP adjustment of R$52.7 million in the three months ended September 30, 2019 and R$105.8 in the three months ended September 30, 2018. Our non-GAAP Administrative expenses increased by 0.4 percentage points, to 5.6% in the three months ended September 30, 2019 from 5.2% in the three months ended September 30, 2018. For a reconciliation of our non-GAAP Administrative expenses to our Administrative expenses, see the last page of this earnings release.

Financial expenses

Our Financial expenses amounted to R$6.5 million in the three months ended September 30, 2019, a decrease of R$0.7 million, or 9.9%, from expenses of R$7.2 million in the three months ended September 30, 2018. Expressed as a percentage of our Financial income, our Financial expenses represented 1.2% in the three months ended September 30, 2019 and 1.9% in the three months ended September 30, 2018. This decrease was mainly driven by the impact of R$4.1 million related to the impact of the IOF tax on the remittance of our sale of shares in our follow-on proceeds from the Cayman Islands to Brazil in the three months ended September 30, 2018.

Our non-GAAP Financial expenses, which exclude the IOF tax amount of R$4.1 million, amounted to R$3.1 million in the three months ended September 30, 2018. For a reconciliation of our non-GAAP Financial expenses to our Financial expenses, see the last page of this earnings release.

Other (expenses) income, net

Our Other (expenses) income, net recorded an expense of R$4.9 million in the three months ended September 30, 2019 and an expense of R$4.1 million in the three months ended September 30, 2018. In the three months ended September 30, 2019, this net amount mainly related to civil and labor litigation proceedings expenses.

Profit before income taxes

Our Profit before income taxes amounted to R$468.1 million in the three months ended September 30, 2019, an increase of R$147.5 million, or 46.0%, from R$320.6 million in the three months ended September 30, 2018.

Our non-GAAP Profit before income taxes amounted to R$540.3 million in the three months ended September 30, 2019, an increase of R$114.3 million, or 26.8% from R$426.0 million in the three months ended September 30, 2018. For a reconciliation of our non-GAAP Profit before income taxes to our Profit before income taxes, see the last page of this earnings release.

3Q19 Earnings Release

Income tax and social contribution

Income tax and social contribution amounted to an expense of R$125.5 million in the three months ended September 30, 2019, an increase of R$36.5 million from R$89.0 million in the three months ended September 30, 2018. This item consists of current income tax and social contribution and deferred income tax and social contribution.

Our effective tax rate decreased by 0.9 percentage points to 26.8% in the three months ended September 30, 2019 from 27.7% in the three months ended September 30, 2018. In the three months ended September 30, 2018 we had a benefit of the exchange variation from U.S. dollars to reais which is not taxable under the Companies Law of 1960 of the Cayman Islands. In the three months ended September 30, 2019, the difference between the effective income tax and social contribution rate and the rate computed by applying the Brazilian federal statutory rate was mainly related to the Technological Innovation Law (Lei do Bem), which reduces income tax charges based on investments made in innovation and technology, such as those made by PagSeguro Brazil, our Brazilian operating subsidiary.

Our non-GAAP income tax and social contribution expense for the three months ended September 30, 2019 amounted to R$150.1 million, a decrease of R$14.6 million, or 10.8%, compared to R$135.5 million in the three months ended September 30, 2018.

Our non-GAAP effective tax rate decreased by 4.0 percentage points to 27.8% in the three months ended September 30, 2019, from 31.8% in the three months ended September 30, 2018.

Reconciliation of Income Tax and Social Contribution to Non-GAAP Income Tax and Social Contribution (R$ millions):	At and for the three months ended September 30, 2019	At and for the three months ended September 30, 2018	Var.%
Income tax and social contribution	(125.5)	(89.0)	41.1%

(-) Income tax and social contribution on Non-GAAP adjustments [1]	(24.6)	(46.5)	47.2%

Non-GAAP Income tax and social contribution	(150.1)	(135.5)	10.8%

[1]

Income tax and social contribution on non-GAAP adjustments: the amount of R$24.6 million consists of income tax at the rate of 34% calculated on the non-GAAP adjustments. The amount of R$46.5 million consists of income tax at the rate of 34% calculated on the non-GAAP adjustments, other than the foreign exchange gain on follow-on proceeds of R$14.3 million, which is not taxable, and the tax benefits related to other non-GAAP adjustments.

Net income for the period

Our Net income for the period in the three months ended September 30, 2019 amounted to R$342.6 million, an increase of R$111.0 million, or 48.0% from R$231.6 million in the three months ended September 30, 2018.

As a percentage of our Total revenue and income, our Net income for the period increased by 3.0 percentage points, to 23.4% in the three months ended September 30, 2019 compared with 20.4% in the three months ended September 30, 2018.

Our non-GAAP Net income for the three months ended September 30, 2019 amounted to R$390.2 million, an increase of R$99.8 million, or 34.3%, from R$290.4 in the three months ended September 30, 2018, reflecting the sum of the non-GAAP adjustments described below.

3Q19 Earnings Release

Reconciliation of Net Income to Non-GAAP Net Income (R$ millions):	At and for the three months ended September 30, 2019	At and for the three months ended September 30, 2018	Var.%
Net Income	342.6	231.6	48.0%

Foreign exchange gain on follow-on proceeds [1]	—	(14.3)	100.0%
Share-based long-term incentive plan (LTIP) [2]	72.2	115.5	37.5%
Tax related to remittance of follow-on proceeds (IOF tax) [3]	—	4.1	100.0%
Income tax on non-GAAP adjustments [4]	(24.6)	(46.5)	47.2%

Total non-GAAP net income adjustments	47.6	58.8	19.1%

Non-GAAP Net Income	390.2	290.4	34.3%

[1]

Foreign exchange gain on follow-on proceeds: financial income of R$14.3 million related to the impact of exchange rate variation on the conversion from U.S. dollars into Brazilian reais of the proceeds from our sale of new shares in our June 2018 follow-on offering. We exclude this foreign exchange variation from our non-GAAP measures primarily because it is an unusual gain.

[2]

Share-based long-term incentive plan (LTIP): Stock-based compensation expenses and related employer payroll taxes. This consists of expenses for equity awards under our long-term incentive plan (LTIP). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. In the three months ended September 30, 2019 and 2018, the amounts of R$72.2 million and R$115.5 million, respectively, were mainly related to new shares issued to preexisting LTIP beneficiaries and to new employees participating in our LTIP, as well as the recurrent quarterly provision.

[3]

Tax related to remittance of follow-on proceeds (IOF tax): R$4.1 million related to the impact of Brazilian IOF tax (currency remittance tax) payable when we remitted the proceeds from our sale of new shares in our June 2018 follow-on offering from the Cayman Islands to Brazil. We exclude this IOF tax on the remittance of follow-on proceeds from our non-GAAP measures primarily because it is an unusual expense.

[4]

Income tax and social contribution on Non-GAAP adjustments: the amount of R$24.6 million consists of income tax at the rate of 34% calculated on the non-GAAP adjustments. The amount of R$46.5 million consists of income tax at the rate of 34% calculated on the non-GAAP adjustments, other than the foreign exchange gain on follow-on proceeds of R$14.3 million, which is not taxable, and the tax benefits related to other non-GAAP adjustments.

II—Cash Flow

Our cash and cash equivalents at the beginning of the nine months ended September 30, 2019 amounted to R$2,763.1 million.

Our Profit before income taxes in the nine months ended September 30, 2019 was R$1,378.6 million.

The adjustments for revenue, income and expenses recorded in our statement of income in the nine months ended September 30, 2019 but which did not affect our cash flows totaled the positive amount of R$210.3 million, mainly due to R$72.1 million of Share-based long-term incentive plan (LTIP) expenses, R$136.7 million in Chargebacks, R$82.2 million of Depreciation and amortization recorded in our statement of income and R$51.6 million of other financial cost (net), mainly due to R$54.7 million related to interest income received from financial investments. LTIP expenses relate to equity awards under our LTIP. Chargebacks relate to amounts that we initially recorded as revenues but for which we did not receive the related cash payment due primarily to fraud.

The adjustments for changes in our operating assets and liabilities in the nine months ended September 30, 2019 amounted to a negative cash flow of R$2,145.5 million:

•

Our Accounts receivable item, mainly related to receivables derived from transactions where we act as the financial intermediary in operations with the issuing banks, which is presented net of transaction costs and financial expenses we incur when we elect to receive early payment of the accounts receivable owed to us by card issuers, consists of the difference between the opening and closing balances of the Accounts receivable item of Current Assets and Non-current assets on our balance sheet (R$9,895.9 million at September 30, 2019 compared to R$8,104.7 million at year-end 2018) excluding interest income received in cash and chargebacks, which are presented separately in the statement of cash flows. Accounts receivable represented a negative cash flow of R$2,323.0 million in the nine months ended September 30, 2019.

3Q19 Earnings Release

•

Our Payables to third parties item, which is presented net of revenue from transaction activities and financial income we receive when merchants elect to receive early payments, consists of the difference between the opening and closing balances of the Payables to third parties item of Current Liabilities on our balance sheet (R$4,408.3 million at September 30, 2019 compared to R$4,324.2 million at year-end 2018). Payables to third parties represented positive cash flow of R$84.1 million in the nine months ended September 30, 2019.

•

Our Receivables from (payables to) related parties item consists of the difference between the opening and closing balances of the Payables to related parties item (i.e., UOL) of Current Liabilities on our balance sheet (R$34.9 million at September 30, 2019 compared to R$30.8 million at year-end 2018). Receivables from (payables to) related parties represented positive cash flow of R$4.1 million in the nine months ended September 30, 2019.

•

Our Inventories item represents changes in the carrying value of the Inventories item of Current Assets on our balance sheet. This item represented positive cash flow of R$59.5 million in the nine months ended September 30, 2019.

•

Our Salaries and social charges item represent amounts that were recorded on our statement of income, but which remained unpaid at the end of the period, principally because they related to the final month of the period. This item represented positive cash flow of R$42.2 million in the nine months ended September 30, 2019.

•

Our Trade payables item consists of the difference between the opening and closing balances of the trade payables (R$185.7 million at September 30, 2019 compared to R$165.2 million at year-end 2018). Trade payables represented positive cash flow of R$19.8 million in the nine months ended September 30, 2019.

•	Our Taxes and contributions item represents sales taxes (ISS, ICMS, PIS and COFINS). This item represented positive cash flow of R$13.9 million in the nine months ended September 30, 2019.

Since our statement of cash flows begins with our Profit before income taxes, it also adjusts for cash amounts paid in respect of our income tax and social contribution, which totaled R$65.7 million in the nine months ended September 30, 2019. Our statement of cash flows also adjusts for interest income received in cash, which represented a positive cash flow of R$395.0 million in the nine months ended September 30, 2019.

As a result of the above, our Net Cash used in operating activities in the nine months ended September 30, 2019 totaled R$227.3 million.

Our Cash flows used in investing activities in the nine months ended September 30, 2019 totaled R$2,206.6 million. This amount consisted of R$256.7 million in purchases and development of intangible assets, which represent purchases of third-party software and salaries and other amounts that we paid to develop internally software and technology, which we capitalize as intangible assets, R$207.0 million in purchases of property and equipment, mainly related to POS device purchases and R$1,724.9 million related to our conversion of cash and cash equivalents to investments in Brazil’s government treasury bonds (“LFTs”).

Our Cash flows used in financing activities in the nine months ended September 30, 2019 totaled R$15.0 million, principally related to our acquisition of the remaining 49% of R2Tech Informática S.A. in February 2019.

After accounting for the total decrease in Cash and cash equivalents of R$2,449.0 million discussed above, our Cash and cash equivalents at September 30, 2019 amounted to R$314.1 million.

3Q19 Earnings Release

New Products launched

In September 2019, we announced the launch of our Savings Account feature and our Super App services for our free PagSeguro digital account. Our Savings Account feature yields more than Poupança (a traditional Brazilian savings account, with a total of over R$800 billion under management and 157 million account holders throughout Brazil). Our Super App services allow customers to use their account balances to top up Uber, Spotify, and/or Google Play credits (in addition to our previously offered top up prepaid mobile phone credits).

Through our Savings Account feature, we pay interest (totaling 103% over that generated by Poupança) on account balances maintained for at least 30 days.

“With these new features, and free of charge, our PagBank digital account becomes the most complete digital banking ecosystem in Brazil. Besides the free international cash and prepaid cards with no annual fees, now our customers’ account balances yield 103% over Poupança.” said Ricardo Dutra, CEO of PagSeguro.

“In addition, our Super App services combine user experience and convenience, as it allows customers to use their Pagbank digital account balance to simply and securely pay for day-to-day services, directly through their mobile phones.” added Ricardo.

In October 2019, we announced the launch of our new SmartPOS device, Moderninha X, an innovative and advanced POS device.

Moderninha X was built for simplicity and ease of use, offers a full integration of hardware, our apps and a fast and secure payments network. By combining high-end functionalities such as Wi-Fi, Bluetooth and 4G connections, as well NFC (near-field communication) and QR Code acceptance, Moderninha X, offers a robust managed payment experience. The integration of software and hardware helps merchants be more productive and better serve clients.

We offer the Moderninha X for 12 monthly installments of R$19.90. With no additional cost and new technologies in one single POS device, it is our most attractive product for micro-merchants and small businesses. Additionally, it integrates our free Pagbank digital account and international cash card, free of charge.

“The launch of Moderninha X is part of our strategy to democratize access to financial services in Brazil. With Moderninha X, our merchants can acquire a best in class SmartPOS device at a very low price, only 12 installments of R$19.90, and have our free Pagbank digital account and its international cash card, free of charge. A great offer for the entrepreneur who wants to multiply his or her sales and profits,” said Ricardo Dutra, CEO of PagSeguro.

3Q19 Earnings Release

Earnings webcast

PagSeguro (NYSE: PAGS) will host a conference call and earnings webcast on November 19, 2019 at 5:00 pm ET.

Event Details

HD Web Phone: Click here

Dial–in (Brazil): +55 11 3181-8565.

Dial–in (US and other countries): +1 (412) 717-9627 or +1 (844) 204-8942

Password: PagSeguro

Webcast: http://choruscall.com.br/pagseguro/3q19.htm

About PagSeguro:

PagSeguro is a disruptive provider of financial technology solutions focused primarily on consumers, individual entrepreneurs, micro-merchants, small companies and medium-sized companies in Brazil. Among its peers, PagSeguro is the only financial technology provider in Brazil whose business model covers all of the following five pillars:

•	Multiple digital banking solutions

•	In-person payments via point of sale (POS) devices that PagSeguro provide to merchants

•

Free digital accounts that PagSeguro provides to its consumers and merchants with functionalities such as bill payments, top up prepaid mobile phone, Uber, Spotify and/or Google Play credits, wire transfers, peer to peer transfers, prepaid credit cards, cash cards, loans, investments, QR code payments, and payroll portability, among other digital banking services

•	Issuer of prepaid, cash and credit cards

•	Operate as a full acquirer

PagSeguro is an UOL Group Company that provides an easy, safe and hassle-free way of owning a free PagBank digital account, which is similar to a regular checking account linked to the Brazilian Central Bank’s platform, with the feature of accepting payments, where its clients can transact and manage their cash, without the need to open a regular bank account. PagSeguro’s end-to-end digital banking ecosystem enables its customers to accept a wide range of online and in-person payment methods, including credit cards, debit cards, meal voucher cards, boletos, bank transfers, bank debits and cash deposits.

PagSeguro’s mission is to disrupt and democratize financial services in Brazil, a concentrated, underpenetrated and high interest rate market, by providing an end-to-end digital banking ecosystem that is safe, affordable, simple and mobile-first for both merchants and consumers.

Contacts:

Investor Relations:

PagSeguro Digital Ltd.

+55 (11) 3914-9524

ir@pagseguro.com

investors.pagseguro.com

3Q19 Earnings Release

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

	Three months ended September 30, 2019	Three months ended September 30, 2018%
	(Amounts expressed in R$ millions)
Net revenue from transaction activities and other services	879.4	598.9	46.8%
Net revenue from sales	14.9	94.6	(84.2)%
Financial income	537.8	387.3	38.9%
Other financial income	30.8	56.5	(45.4)%

Total revenue and income	1,463.0	1,137.3	28.6%

Cost of sales and services	(684.3)	(550.6)	24.3%
Selling expenses	(164.6)	(90.3)	82.2%
Administrative expenses	(134.6)	(164.5)	(18.2)%
Financial expenses	(6.5)	(7.2)	(9.9)%
Other expenses, net	(4.9)	(4.1)	21.2%

PROFIT BEFORE INCOME TAXES	468.1	320.6	46.0%

Current income tax and social contribution	12.5	(40.1)	(131.2)%
Deferred income tax and social contribution result	(138.0)	(48.9)	182.1%

INCOME TAX AND SOCIAL CONTRIBUTION	(125.5)	(89.0)	41.1%

NET INCOME FOR THE PERIOD	342.6	231.6	48.0%

Reconciliation of Basic and diluted EPS to Non-GAAP Basic and diluted EPS

	Three months ended September 30, 2019	Three months ended September 30, 2018
	(Amounts expressed in R$ thousands, except share quantities and amounts per share)
Net income attributable to:
Owners of the Company	342,243	231,286
Non-controlling interests	354	273
Weighted average number of outstanding common shares	320,287,930	313,201,136
Weighted average number of common shares diluted	330,603,248	313,825,638
Basic earnings per common share—R$	1.0685	0.7385
Diluted earnings per common share—R$	1.0352	0.7370

Non-GAAP Net income	389,811	290,188
Weighted average number of outstanding common shares	320,287,930	313,201,136
Weighted average number of common shares diluted	330,603,248	313,825,638
Non-GAAP Basic earnings per common share—R$	1.2171	0.9265
Non-GAAP Diluted earnings per common share—R$	1.1791	0.9434

3Q19 Earnings Release

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

	As of September 30, 2019	As of December 31, 2018
	(Amounts expressed in R$ thousands)
Cash and cash equivalents	314,082	2,763,050
Financial investments	1,779,566	—
Accounts receivable	9,873,987	8,104,679
Inventories	59,085	88,551
Taxes recoverable	120,677	65,653
Other receivables	38,974	20,148

Total current assets	12,186,371	11,042,081

Judicial deposits	4,380	1,511
Accounts receivable	21,941	—
Prepaid expenses	4,948	968
Investment	1,500	—
Property and equipment	253,171	67,104
Intangible assets	512,575	305,614

Total non-current assets	798,515	375,197

TOTAL ASSETS	12,984,886	11,417,278

Payables to third parties	4,408,326	4,324,198
Trade payables	185,667	165,246
Payables to related parties	34,875	30,797
Salaries and social charges	116,163	73,936
Taxes and contributions	129,629	80,093
Provision for contingencies	8,327	7,004
Other payables	5,241	29,501

Total current liabilities	4,888,228	4,710,775

Deferred income tax and social contribution	474,481	132,125
Other payables	17,263	—

Total non-current liabilities	491,744	132,125

Share capital	26	26
Capital reserve	5,760,233	5,688,134
Equity valuation adjustments	(22,637)	(7,325)
Profit retention reserve	1,883,223	909,267
Treasury shares	(39,532)	(39,532)

	7,581,313	6,550,570
Non-controlling interests	23,601	23,806

Total equity	7,604,914	6,574,376

TOTAL LIABILITIES AND EQUITY	12,984,886	11,417,278

3Q19 Earnings Release

UNAUDITED CONDENSED CONSOLIDATED INTERIM CASH FLOWS STATEMENT

	Nine months ended September 30, 2019	Nine months ended September 30, 2018
	(Amounts expressed in R$ thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes	1,378,637	796,281
Expenses (revenues) not affecting cash:
Depreciation and amortization	82,208	62,474
Chargebacks	136,741	50,397
Accrual of provision for contingencies	846	2,658
Share based long term incentive plan (LTIP)	72,099	245,066
Inventory provisions	(30,031)	4,111
Other financial cost, net	(51,552)	(700)
Changes in operating assets and liabilities
Accounts receivable	(2,322,955)	(4,281,849)
Inventories	59,497	(15,089)
Taxes recoverable	(18,763)	(21,681)
Other receivables	(21,617)	4,546
Other payables	(5,767)	515
Payables to third parties	84,128	622,149
Trade payables	19,758	59,224
Receivables from (payables to) related parties	4,078	117,730
Salaries and social charges	42,226	39,228
Taxes and contributions	13,917	34,261
Provision for contingencies	—	(1,317)

	(556,550)	(2,281,996)

Income tax and social contribution paid	(65,735)	(186,554)
Interest income received	394,966	263,952

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(227,319)	(2,204,598)

CASH FLOWS FROM INVESTING ACTIVITIES
Amount paid on acquisitions, net of cash acquired	(18,047)	—
Purchases of property and equipment	(206,961)	(29,054)
Purchases and development of intangible assets	(256,741)	(117,445)
Acquisition of financial investments	(1,724,877)	—
Redemption of financial investments	—	211,116

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(2,206,626)	64,617

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from offering of shares	—	4,717,874
Transactional costs	—	(189,852)
Transaction with non-controlling interest	(15,992)	(5,389)
Capital increase by non-controlling shareholders	969	20,639

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(15,023)	4,543,273

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,448,968)	2,403,292

Cash and cash equivalents at the beginning of the year	2,763,050	66,767
Cash and cash equivalents at the end of the year	314,082	2,470,059

3Q19 Earnings Release

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

	Three Months Ended September 30, 2019	Three Months Ended September 30, 2018
	(Amounts expressed in R$ millions, except amounts per share)
Total revenue and income	1,463.0	1,137.3
Less: Foreign exchange gain on follow-on proceeds	—	(14.3)

Non-GAAP total revenue and income (1)	1,463.0	1,123.0

Total expenses	(994.8)	(816.8)
Less: Share-based long-term incentive plan (LTIP)	72.2	115.5
Less: Tax related to remittance of follow-on proceeds (IOF tax)	—	4.1

Non-GAAP total expenses (2)	(922.6)	(697.2)

Profit before income taxes	468.1	320.6
Plus: Total Non-GAAP adjustments	72.2	105.4

Non-GAAP profit before income taxes (3)	540.3	426.0

Income tax and social contribution	(125.5)	(89.0)
Less: Income tax and social contribution on non-GAAP adjustments	(24.6)	(46.5)

Non-GAAP deferred income tax (4)	(150.1)	(135.5)

Net income	342.6	231.6
Plus: Total Non-GAAP adjustments	47.6	58.8

Non-GAAP net income (5)	390.2	290.4

Basic earnings per common share—R$	1.0685	0.7385
Diluted earnings per common share—R$	1.0352	0.7370

Non-GAAP basic earnings per common share—R$ (6)	1.2171	0.9265
Non-GAAP diluted earnings per common share—R$ (6)	1.1791	0.9434

(1)

Non-GAAP total revenue and income excludes a foreign exchange gain on our follow-on proceeds in the amount of R$14.3 million in the three months ended September 30, 2018, which relates to the impact of exchange rate variation on the conversion from U.S. dollars into Brazilian reais of the proceeds from our sale of new shares follow-on offering. We exclude this foreign exchange variation from our non-GAAP measures primarily because it is unusual income. The foreign exchange gain on our follow-on proceeds is included within Other financial income. Other financial income in the amount of R$56.5 million is therefore adjusted by excluding the foreign exchange gain on our follow-on proceeds, resulting in non-GAAP Other financial income in the amount of R$42.2 million.

(2)	Non-GAAP total expenses excludes:
(a)

Stock-based compensation expenses in the total amount of R$72.2 million (R$115.5 million in the three months ended September 30, 2018), consisting of expenses for equity awards under our LTIP. We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. The total of stock-based compensation expenses is allocated between Cost of sales and services and Administrative expenses. Excluding the stock-based compensation expenses, Cost of sales and services in the amount of R$684.3 million (R$550.6 million in the three months ended September 30, 2018) is adjusted by R$19.5 million (R$9.7 million in the three months ended September 30, 2018) resulting in non-GAAP Cost of sales and services of R$664.8 million (R$540.9 million in the three months ended September 30, 2018); and Administrative Expenses in the amount of R$134.6 million (R$164.5 million in the three months ended September 30, 2018) is adjusted by R$52.7 million (R$105.8 million in the three months ended September 30, 2018) resulting in non-GAAP Administrative expenses of R$81.9 million (R$58.7 million in the three months ended September 30, 2018).

(b)

Tax related to remittance of follow-on share proceeds (IOF tax) in the amount of R$4.1 million in the three months ended September 30, 2018, which represents the impact of Brazilian IOF tax (currency remittance tax) payable when we remitted the proceeds from our sale of new shares in our June 2018 follow-on offering from the Cayman Islands to Brazil. We exclude this IOF tax on the remittance of follow-on share proceeds from our non-GAAP measures primarily because it is an unusual expense. The IOF tax is fully allocated to Financial expenses. Financial expenses in the amount of R$7.2 million is therefore adjusted by excluding the IOF tax, resulting in non-GAAP Financial expenses in the amount of R$3.1 million.

(3)	Non-GAAP profit before income taxes is equal to the sum of the adjustments described in footnotes (1) and (2) above.
(4)

Non-GAAP income tax and social contribution consists of income tax at the rate of 34% calculated on the non-GAAP adjustments described in footnotes (1) and (2) above, other than the foreign exchange gain on follow-on proceeds of R$14.3 million in the three months ended September 30, 2018, which is not taxable, and the tax benefits related to other non-GAAP adjustments.

(5)	Non-GAAP net income is equal to the sum of the adjustments described in footnotes (1), (2) and (4) above.
(6)	Non-GAAP basic earnings per common share and non-GAAP diluted earnings per common share reflect the adjustments to non-GAAP net income, which is allocated in full to Owners of the Company.

3Q19 Earnings Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2019

PagSeguro Digital Ltd.

By:	/s/ Eduardo Alcaro
Name:	Eduardo Alcaro
Title:	Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director